UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: April 18, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM RAISES ITS STAKE IN ZAO ARMENTEL TO 100%

Moscow and New York (April 18, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced the closing of the transaction to acquire 10% of the shares of ZAO ArmenTel from the Government of Armenia. The price of these shares is approximately Euro 38.6 million, which constitutes 1/9 of the final price paid by VimpelCom for 90% of the shares of ZAO ArmenTel acquired in November 2006. In addition, VimpelCom will pay an amount representing 10% of the retained net profit of ZAO ArmenTel for the period following the closing of the acquisition of 90% of the ArmenTel shares and up to the closing of the acquisition of 10% of the ArmenTel shares from the Government of Armenia.

ArmenTel is a fixed-line and mobile operator in Armenia with licenses in the GSM-900 and CDMA standards. ArmenTel’s subscriber base includes approximately 608,500 fixed-line subscribers and 452,000 mobile subscribers.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, and recently acquired companies in Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 77 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Marine Babayan VimpelCom (Moscow) Tel: 7 (495) 974-5888 Investor_Relations@vimpelcom.com	Peter Schmidt/Michael Polyviou Financial Dynamics Tel: 1 (212) 850-5600 mpolyviou@fd-us.com